UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
October 12, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press Munich, October 12, 2006
Siemens to bundle IT solutions and IT services business starting January 2007
Starting in January 2007, Siemens will bundle its worldwide IT solutions, IT services and software activities. The activities of Siemens Business Services (SBS) will be pooled into one Group including four software development entities Program and System Engineering (PSE) and Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). Given its tasks and the geographic distribution of employees, Siemens IT Solutions and Services (SIS) will be handled from Munich and Vienna. Dr. Christoph Kollatz, currently Group President of SBS, will be the Group President. A key prerequisite for the creation of the Group is the rigorous continuation and the successful completion of the comprehensive turnaround program.
“IT know-how is a key to Siemens’ success. That’s why we’re bundling our IT solutions and software expertise in a separate Group,” said Siemens President and CEO Dr. Klaus Kleinfeld. “The strategic reorientation of the Group has been in preparation over the last months. SIS will enable us to serve both our external customers and Siemens units even better,” he added.
Software and solutions know-how that is currently distributed among diverse units in the company will be bundled in one Group and given a sector-specific orientation — this will boost competence in industry-specific solutions and efficiency of workflows. Other Siemens Groups will be able to supplement their range of offerings with this specific IT know-how. Siemens as a whole will benefit by being able to integrate industry-specific solutions in the business processes of customers and offer comprehensive and complex solutions from a single source. In addition, the operation related services business with external customers will be further developed. The operation of Siemens’ internal IT systems will be integrated in the Group, which will make its businesses more cash flow and profit oriented overall.
Siemens IT Solutions and Services will generate sales of about €5 billion and will have about 43,000 people. The 33,000 employees of SBS will be joined by the approximately 7,000 employees of PSE, headquartered in Vienna, and the workforce of 4,000 of India’s SISL, of which about half were already involved in SBS. The two software houses Development Innovation and Projects (DIP), headquartered in Greece, and Switzerland’s Business Innovation Center (BIC) will add a further 400 employees.

The SBS turnaround program announced in September 2005 will be rigorously continued. Cost cuts of €1.5 billion by the spring of 2007 are part of this program. Against this backdrop, Siemens is currently negotiating with employee representatives and the IG Metall trade union whether to apply the supplementary labor contract in force in Region Germany to the former SBS. Concluding current negotiations is a decisive prerequisite for finalizing the setup of Siemens IT Solutions and Services in Germany.
Note: On October 12, 2006 at 2:00 p.m. CEST a telephone conference with CEO Dr. Klaus Kleinfeld, CFO Joe Kaeser and Dr. Christoph Kollatz, Group President SBS will be broadcasted live on the internet at www.siemens.com/conferencecall. The call can be accessed by calling +49 (0)69 2222 2242. Additionally a telephone conference in English at 3:00 p.m. CEST for analysts and investors will be broadcasted live on the internet at www.siemens.com/analystcall.
Siemens Business Services is an internationally leading IT service provider.
This Siemens Group offers services all along the entire value chain — from consulting to systems integration to the management of IT infrastructures. Thanks to its comprehensive know-how and sector-specific expertise, the company provides measurable added value for its customers. Siemens Business Services is among the top ten providers of outsourced services worldwide. The Group posted sales in fiscal 2005 (ending September 30, 2005) of €5.4 billion, 75 percent of which was generated outside the Siemens organization. Since then, SBS has sold its product related services business with sales of about €1.3 billion in fiscal 2005 to Fujitsu Siemens Computers.
Further information is available at www.siemens.com/sbs.
Siemens Information Systems Ltd. (SISL) is a leading supplier of IT solutions in the areas of healthcare, telecommunications, media and telematics. SISL covers the entire value chain from consulting to systems integration and the operation of IT infrastructures. SISL is headquartered in India and cooperates with SBS in a large number of projects in Europe and the U.S.
Program and System Engineering (PSE) develops software and IT solutions for Siemens sales departments in over 50 countries in the areas of healthcare, telecommunications and automation systems, for example. PSE is headquartered in Austria and focuses on the countries of Croatia, Romania, Slovakia, the Czech Republic and Hungary. The company also maintains sites in China, Germany, and Turkey.
Development Innovation and Projects (DIP) is based in Greece and develops software and solutions in the area of IT security.
Business Innovation Center (BIC) develops software and IT solutions. BIC supports customers throughout the solutions cycle — from consulting and project implementation (including international rollouts) to maintenance (for public sector customers, for example).
This press release contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200610.06 e
Corporate Communications	Andreas Schwab
Media Relations	80312 Munich
80312 Munich	Tel.: (+49 89) 636-34888; Fax -32825
E-Mail: andreas.schwab@siemens.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: October 12, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling